Exhibit 99.1

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma consolidated financial data gives effect to our acquisition of seven hotels from Savannah Suites, six hotels were acquired in August of 2006 and 1 hotel in November of 2006.

The pro forma consolidated statement of operations for the year ended December 31, 2006 is presented as if the acquisitions of the seven Savannah Suites hotels had occurred on January 1, 2006.

We are a self-administered real estate investment trust and the unaudited pro forma consolidated financial data is presented on the assumption that we distribute at least 90% of our taxable income to our shareholders and do not incur federal income tax liability for the periods presented. In the opinion of our management, all adjustments necessary to reflect the effects of these transactions have been made.

The unaudited pro forma consolidated financial data is presented for comparative purposes only and is not necessarily indicative of what would have been our actual consolidated financial position or results on the date and for the periods presented and does not purport to represent our future consolidated financial position or results. The unaudited pro forma consolidated financial data should be read in conjunction with, and is qualified in its entirety by our historical consolidated financial statements and notes incorporated by reference herein and the historical consolidated financial statements and notes of the acquired hotels included in this prospectus.

Supertel Hospitality, Inc. and Subsidiaries

Pro Forma Consolidated Statement of Operations (Unaudited)

(In thousands, except per share data)

For the Twelve Months Ended December 31, 2006

	Historical Supertel	Consummated Acquisition		Supertel Pro Forma Consolidated
REVENUES
Room rentals and other hotel services	$77,134	$5,402	(a)	$82,536

EXPENSES
Hotel and property operations	53,591	3,272	(a)	56,863
Depreciation and amortization	8,680	639	(c)	9,319
General and administrative	2,842	—		2,842

	65,113	3,911		69,024

EARNINGS FROM CONTINUING OPERATIONS BEFORE GAIN (LOSS) ON DISPOSITIONS OF ASSETS, INTEREST EXPENSE AND MINORITY INTEREST	12,021	1,491		13,512

Net loss on disposition of assets	(3)	(4)		(7)
Other income	185			185
Interest	(8,255)	(1,784	)(d)	(10,039)
Minority interest	(334)	—		(334)

EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	3,614	(297)		3,317

Income tax benefit	107	—		107

NET EARNINGS	3,721	(297)		3,424

Preferred Stock Dividend	(1,215)	—		(1,215)

NET EARNINGS AVAILABLE TO COMMON SHAREHOLDERS	$2,506	$(297)		$2,209

Weighted average shares outstanding—basic	12,261			12,261

Weighted average shares outstanding—diluted	12,272			12,272

NET EARNINGS AVAILABLE TO COMMON SHAREHOLDERS

EPS Basic and diluted	$0.20			$0.18

See accompanying notes to Pro Forma Consolidated Statement of Operations

Notes to Unaudited Pro Forma Consolidated Statements of Operation

For the Year Ended December 31, 2006

(dollar amounts in thousands, except per share amounts)

The following notes provide information regarding the assumptions used for the pro forma adjustments for the acquisitions the six Savannah Suites hotels and the seventh Savannah Suites hotel up to the dates of their acquisitions on August 18, 2006 and November 16, 2006 respectively.

(a)	Reflects the operations of the seven hotels using unaudited financials statements obtained from the sellers for the period beginning January 1, 2006, but not including the date of our acquisition and adjusting those numbers for specific verifiable and continuing changes in operating expenses.

	For the 12 months ended December 31, 2006
	Historical	Adjustments		Pro Forma Adjustments
Room rentals and other hotel services	$5,402			$5,402

Hotel and property operations:	$3,414	(106	)(i)	$3,272

		(36	)(ii)

(i)	To reflect the cost reductions resulting from the terms of our agreements with Guest House Inc. which reduced the cost of the management fee to 4.8% for the Savanna Suites properties that are managed by Guest House, Inc.

(ii)	The companies obtained insurance coverage for the hotels which cost less than that previously charged to the hotels by the sellers.

(b)	To reflect pro forma depreciation and amortization based on the depreciable basis of the company’s acquisition cost assuming asset lives of 39 years for buildings, five years for furniture, fixtures and equipment. The land lease and cell tower lease were amortized over the remaining contract at 62 and 3.5 years respectively.

(c)	To reflect interest expense including amortization of deferring financing costs related to:

The acquisition of the six Savannah Suite hotels with a mortgage note payable of $17,850 at a variable rate of 7.1% adjustable monthly, $3,756 (which includes approximately $294 of acquisition costs and approximately $79 of deferred financing) of borrowings from the Company’s revolving credit facility at 8.25% and $6,417 of borrowings from a bridge loan at 10.4%, which is then refinanced after four months with $6,417 of borrowings from the Company’s revolving credit facility at 8.25%

The acquisition of a seventh Savannah Suites hotel for $5,350 and estimated acquisition costs of $59 from the Company’s existing credit facility at 8.25%.

If the variable rates of the mortgage loans, bridge loans and revolving credit facilities were to increase by 1/8%, the annual fluctuation of interest expense would be $28.